

September 21, 2009

*By U.S. mail and facsimile to (423) 743-8870*

Mr. James H. Dorton, Vice President – Corporate Development and CFO
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, TN 37604

> **RE:** **NN, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **File No. 0-23486**

Dear Mr. Dorton:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, page 19

Results of Operations, page 22

1. You mention contractual price decreases given to several large customers in the Metal Bearing Components Segment during 2007 on pages 28-29. Please tell us when such contracts were initially executed and the duration over which these decreases were to be given. Please tell us the business, economic, and

competitive reasons for granting these decreases.  Disclose how, if at all, using these sales concessions have impacted your sales in subsequent quarters.

2.  You state on page 31 that accounts receivable decreased $14.1 million due to lower sales volume in the fourth quarter of 2008 versus the fourth quarter of 2007 and from a reduction in overdue receivables during 2008.  We note from page 47 that such reduction consisted of write-offs of $1.0 million, compared to write-offs of $102,000 in 2007 and $818,000 in 2006.  Given the current economic environment and resultant depressed sales you are experiencing, please revise future filings to disclose the aging of your accounts receivable and the factors that impact collectibility of overdue amounts.

Liquidity and Capital Resources, page 31

3.  Among the certain actions you have implemented to manage your liquidity position, we note the downsizing of plant operations and accelerating plant closures.  We also note the closure of the precision steel ball manufacturing facility in Kilkenny, Ireland in the fourth quarter of 2008 and the Hamilton, Ohio plant in the first quarter of 2009.  Section 501.12.b.3 of the FRC and Item 303(a)(3)(ii) of Regulation S-K requires the disclosure of known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods.   Therefore, please quantify the carrying value of the assets associated with the two aforementioned plants and any other business experiencing negative financial trends, so readers can understand the assets at risk.

Form 10-Q for the period ended June 30, 2009

Management's Discussion and Analysis, page 16

4.  We note that annual consolidated gross margin has decreased since 2005, and that quarterly gross margin has decreased significantly since the third quarter of 2008, with only a small increase in the second quarter of 2009.  Please ensure that future filings specifically address these negative trends.  Disclose whether this trend is expected to continue and the specific competitive and business factors that constrain management's ability to reverse this trend.

Liquidity and Capital Resources, page 23

5.  We note the description of the financial covenants, required ratios and actual ratios for the revolving credit facility and senior notes on page 50 of the December 31, 2008 Form 10-K.  Therein you also describe the financial covenants and required ratios for these two agreements for the year ended December 31, 2009.  You state herein that you were in compliance with all

covenants related to these agreements as of June 30, 2009. Given your uncertainty about whether you will be in compliance with the existing covenants for the remainder of 2009 and the first quarter of 2010, please tell us and revise future filings beginning with the September 30, 2009 Form 10-Q to disclose the actual ratios related to these agreements. Based on the most recent available information, please clarify whether you expect to be in compliance with these covenants as of September 30, 2009. If not, tell us whether you have obtained the requisite amendments and/or waivers, or if not, how such noncompliance will impact your financial statements and business operations for the third and fourth quarters of 2009.

6. Tell us the status of the financial covenants with the lenders that were not yet defined for the period ending June 30, 2010.

\* \* \* \*

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief